Exhibit (11)

                       OWENS CORNING AND SUBSIDIARIES

                      COMPUTATION OF PER SHARE EARNINGS

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

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
Basic:
                                              1997        1996       1995
                                   (In millions of dollars, except share data)

Net income (loss)                          $    47    $   (284)    $     231

Basic weighted average number of
  common shares outstanding (thousands)     52,860      51,349        48,744
Basic per share amount                     $   .89    $  (5.54)    $    4.73

Diluted:

Net income (loss)                          $    47    $   (284)    $     238
Weighted average number of shares
 outstanding (thousands)                    52,860      51,349        48,744
Weighted average common equivalent
 shares (thousands):
 Deferred awards                               352           -           423
 Stock options using the average market
   price during the period                     334           -           379
 Shares from assumed conversion
  of debt                                        -           -         1,562
 Shares from assumed conversion
  of preferred securities                        -           -         2,810

Diluted weighted average number
  of common shares outstanding and
  common equivalent shares (thousands)      53,546      51,349        53,918

Diluted per share amount                   $   .88    $  (5.54)     $   4.41


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